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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*
                               (Amendment No. 2)*


                                 US WATS, INC.
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   90337 P1 0
                                 (CUSIP Number)

                       Carter Strong, Esq. (202) 857-6252
                        Arent Fox Kintner Plotkin & Kahn
           1050 Connecticut Avenue, N.W., Washington, D.C. 20036-5339
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 16, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:    Six copies of this statement,  including all exhibits,  should be filed
with the Commission.   See Rule 13d-1(a) for other parties to whom copies are to
be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.      90337 P1 0                         Page 2 of 2 Pages
-----------------------------                    -------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Gold & Appel Transfer, S.A.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   2,190,225

        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,190,225

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13.75%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                  INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
                RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.      90337 P1 0                         Page 2 of 2 Pages
-----------------------------                    -------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Walt Anderson

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   0

        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   2,190,225
           WITH
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,190,225

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13.75%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                  INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
                RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed by Gold & Appel Transfer, S.A., a British Virgin islands corporation ("Gold & Appel"), and Walt Anderson, a natural person ("Mr. Anderson"), with respect to the common stock, par value $.001 per share ("Common Shares"), of US WATS, Inc., a New York corporation (the "Issuer"), amends Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D filed by Gold & Appel on January 22, 1997 (the "Statement"), as amended by Amendment No. 1 thereto filed on June 13, 1997, and adds Mr. Anderson as a filing person. All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement, as amended by Amendment No. 1 thereto.

ITEM 2.           IDENTITY AND BACKGROUND

         Item 2 is supplemented as follows:

         Mr. Anderson's business address is at 3050 K Street, NW, Suite 250, Washington, DC 20007. Mr. Anderson's principal occupation is Chairman and Chief Executive Officer of Esprit Telecom Group plc ("Esprit"), a communications carrier formed as a public limited company under the laws of England and Wales, the business address of which is Minerva House, Valpy Street, Reading, United Kingdom. Mr. Anderson also is the Secretary of Gold & Appel, for which he is attorney-in-fact. Mr. Anderson is a citizen of the United States of America.

         Mr. Anderson has not been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is supplemented as follows:

         Mr. Anderson, on behalf and in the name of Gold & Appel, purchased a total of 643,490 Common Shares in the NASDAQ National Market System between July 7, 1997 and October 30, 1997, as follows:

Date              Number of Common Shares             Price per Common Share*
----              -----------------------             ----------------------
07/07/97          2,000                               1.5000
07/08/97          20,000                              1.5000
07/09/97          10,000                              1.5000
07/10/97          12,000                              1.5000
07/14/97          26,000                              1.5000
10/15/97          35,000                              1.2187
10/15/97          15,000                              1.1532
10/15/97          12,000                              1.0937
10/15/97          5,000                               1.1875
10/15/97          5,000                               1.1250

10/16/97          54,000                              1.2500
10/17/97          90,500                              1.3125
10/17/97          20,000                              1.2656
10/17/97          10,000                              1.2968
10/17/97          10,000                              1.2812
10/17/97          20,000                              1.2500
10/20/97          27,500                              1.3437
10/20/97          5,000                               1.3125
10/21/97          26,000                              1.3437
10/21/97          1,000                               1.3437
10/22/97          27,500                              1.3437
10/22/97          5,000                               1.2500
10/23/97          20,000                              1.3437
10/23/97          3,000                               1.3125
10/28/97          100,000                             1.8750
10/29/97          39,490                              1.8750
10/30/97          42,500                              1.6250

TOTAL             643,490

* Represents the price paid, excluding commissions, for all purchases on the date specified. All transactions were effected in the over-the-counter market.

All of the funds used to purchase the above Common Shares acquired by Gold & Appel came from Gold & Appel's general corporate funds.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 is amended as follows:

         Mr. Anderson acquired the above-mentioned 643,490 Common Shares as well as all previously-acquired Common Shares held by Gold & Appel in the name of and on behalf of Gold & Appel for investment purposes. Mr. Anderson, on behalf of Gold & Appel, may determine to purchase additional securities of the Issuer or to sell some or all of any of the Common Shares Gold & Appel owns at any time in private or market transactions depending on market conditions, their evaluation of the Issuer's business, prospects and financial condition, the market for the Common Shares, other opportunities available to Gold & Appel, general economic conditions, money and stock market conditions, and other further developments.

         Except as described herein, Mr. Anderson, on behalf of Gold & Appel, has no plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to this Item 4 of
Schedule 13D.

         Mr. Anderson, on behalf of Gold & Appel, may, at any time and from time to time review or reconsider its position and formulate plans or proposals with respect to the Issuer and its securities, but has no current intention of doing so.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended as follows:

         (a) Gold & Appel beneficially owns 2,190,225 Common Shares, representing approximately 13.75% of the outstanding Common Shares, based on the outstanding shares as of August 14, 1997, as reported by the Issuer's Quarterly Report in Form 10-Q filed with the U.S. Securities and Exchange Commission on or about August 14, 1997.

                  By virtue of the power-of-attorney dated January 6, 1995, executed by Gold & Appel and appointing thereunder Mr. Anderson as Gold & Appel's attorney-in-fact (the "Power of Attorney"), Mr. Anderson has the authority and power, among other things, to buy, sell and trade the Common Shares, and therefore may also be deemed the beneficial owner of such 2,190,225 Common Shares. Mr. Anderson, however, disclaims beneficial ownership of the Common Shares held by Gold & Appel. In addition, Anderson is the President and a Director of the Foundation for the International Non-Governmental Development of Space, a non-profit organization ("FINDS"), which owns 176,200 Common Shares. Mr. Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Common Shares held by FINDS.

         (b) Gold & Appel has the sole power to vote 2,190,225 Common Shares. Mr. Anderson has the power, on behalf of Gold & Appel, to dispose of the 2,190,225 Common Shares beneficially owned by Gold & Appel under the Power-of-Attorney.

         (c) During the past 60 days prior to this Amendment No. 2, Gold & Appel purchased an aggregate 573,490 Common Shares in the NASDAQ National Market System as set forth for Gold & Appel in
                  Item 3 above between October 15, 1997 and October 30, 1997. FINDS purchased 176,200 Common Shares in the NASDAQ National Market System between September 17, 1997 and October 14, 1997, as follows:

                  Date      Number of Common Shares     Price per Common Share*
                  ----      -----------------------     ----------------------
                  09/17/97          5,000               1.71875
                  09/17/97          12,900              1.75000
                  09/18/97          44,900              1.75000
                  10/09/97          11,000              1.75000
                  10/13/97          45,000              1.59370
                  10/13/97          5,000               1.46870
                  10/14/97          23,400              1.25000
                  10/14/97          29,000              1.28120

                  TOTAL:            176,200

* Represents the price paid, excluding commissions, for all purchases on the date specified. All transactions were effected in the over-the-counter market.

         (d) No other person is known by Gold & Appel nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Gold & Appel or Mr. Anderson.

         (e)      Not applicable.

ITEM 6.           CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended as follows:

         Except for the Power-of-Attorney, neither Gold & Appel nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares, beneficially owned by Gold & Appel or Mr. Anderson, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

         Item 7 is amended as follows:

         Exhibit 1 -- Agreement with respect to the joint filing of this Amendment No. 2.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Date:    November 5, 1997

                                 Gold & Appel Transfer, S.A., a British Virgin Islands corporation

                                 By  /s/ Walt Anderson
                                     ______________________________________
                                       Walt Anderson, Attorney-in-Fact for
                                       Gold & Appel Transfer, S.A.

                                 /s/ Walt Anderson
                                 -----------------------------------------
                                 Walt Anderson